RMS

18008694

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68490

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM DD YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashmore Investment Management (US) Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Fifth Avenue 15th Floor
(No and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

15 Canada Square	London	UK	E14 5GL
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Jonathan Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashmore Investment Management (US) Corporation, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

XIAO YAN CHEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CH6234662
Qualified in Kings County
My Commission Expires 01/24/2019

Notary Public

Signature

FinOp

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

KPMG

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ashmore Investment Management (US) Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ashmore Investment Management (US) Corporation (the Company) as of June 30, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

KPMG LLP

KPMG LLP

London
August 28, 2018

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Assets		
Cash	$	1,405,105
Receivable from affiliates		10,149,589
Total current assets		11,554,694
Property and equipment, net		206,079
Other assets		
Goodwill		4,500,000
Income taxes receivable		876,206
Net deferred tax asset		2,739,911
Total other assets		8,116,117
Total assets	$	19,876,890

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued compensation	$	3,388,000
Payable to affiliates		1,181,372
Accrued expenses		327,333
Total current liabilities	$	4,896,705
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized; 6,022 shares issued and outstanding		60
Additional paid-in capital		15,063,561
Retained earnings		(83,436)
Total stockholder's equity		14,980,185
Total liabilities and stockholder's equity	$	19,876,890

The accompanying notes are an integral part of these financial statements

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2018

Revenue	$ 21,738,207
Operating expenses	
Employee and related expenses	9,872,642
Occupancy	412,738
Professional and consulting	404,230
General and administrative	628,287
Broker fees	1,502,876
Dues and subscriptions	21,442
Travel and entertainment	743,797
Depreciation and amortization	81,255
Total operating expenses	13,667,267
Profit from Operations	8,070,940
Other income	
Interest income	20,177
Profit before income taxes	8,091,117
Income tax (expense)	
Current	2,415,667
Deferred	615,658
Total income tax (expense)	3,031,325
Net Profit	$ 5,059,792

The accompanying notes are an integral part of these financial statements

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2018

	Common Stock		Additional Paid - In	Retained	Total Stockholder's
	Shares	Par Value	Capital	Earnings	Equity
Balance - July 1, 2017	6,022	$ 60	$ 14,338,774	$ 895,308	$ 15,234,142
Restricted share awards	-	-	3,024,577	-	3,024,577
Distribution for restricted share awards	-	-	(2,299,789)	-	(2,299,789)
Payment of Dividends				(6,038,537)	(6,038,537)
Net Profit	-	-	-	5,059,792	5,059,792
Balance - June 30, 2018	6,022	$ 60	$ 15,063,562	$ (83,437)	$ 14,980,185

The accompanying notes are an integral part of these financial statements

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2018

Cash flows from operating activities:	
Net Profit	$ 5,059,792
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	81,255
Restricted share awards	3,024,577
(Increase) Decrease in assets:	
Receivable from affiliate	(3,811,649)
Income tax receivable	606,191
Deferred tax assets and others	615,657
Other fees receivable	326,698
Increase (Decrease) in liabilities:	
Accrued compensation	436,312
Due to affiliates	(8,853)
Accrued expenses	(11,117)
Cash flows used in operating activities	6,318,863
Cash flows from investing activities:	
Purchase of property and equipment	(59,806)
Cash flows used in investing activities	(59,806)
Cash flows from financing activities:	
Vesting of shares	(2,299,789)
Dividend paid to parent	(6,038,537)
Cash flows used in financing activities	(8,338,326)
Net (decrease)/increase in cash	(2,079,269)
Cash - beginning of year	3,484,374
Cash - end of year	$ 1,405,105
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 1,120,696

The accompanying notes are an integral part of these financial statements

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2018

Note 1: Operations and Structure

Ashmore Investment Management (US) Corporation (the "Company") is a corporation organized under the laws of the State of Delaware in October 2008. The Company provides investment marketing, management and advisory services primarily to the US markets. As of 01 December 2017, the Company became a wholly owned subsidiary of Ashmore Investment Advisors (US) Corp (the "Parent"), which is a private company incorporated under the laws of the US. Previously, the Company was a wholly owned subsidiary of Ashmore Investments (UK) Limited, which is a private company incorporated under the laws of the United Kingdom. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) of the Customer Protection Rule, as it does not maintain customers' accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to the employee bonus accrual, restricted share awards and the valuation of deferred tax assets. Actual results could differ materially from those estimates.

Cash

Cash includes deposits in checking and high yield savings accounts. The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. At June 30, 2018, the Company had an uninsured cash balance of $1,405,105 with three financial institutions. The Company has not experienced any losses in such accounts.

Note 2: Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost at the date of acquisition. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease agreement or the service lives of the improvements, whichever is shorter.

Upon retirement or sale, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Goodwill

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, "*Intangibles – Goodwill and Other*". Goodwill is recognized when the purchase price of a business exceeds the fair value of its tangible and identifiable intangible net assets. The Company recognized goodwill in connection with a business acquisition of two affiliated entities in November 2008. The carrying value of Goodwill at 30 June 2018 is $4,500,000.

The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting unit using a combination of the income and the market approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. The Company performed a qualitative analysis and determined that no indicators of impairment existed for the year ended June 30, 2018.

Note 2: Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company's primary source of revenue is from marketing revenue. Marketing revenue is earned from providing marketing and investor support services to an affiliate. The Company also earned commissions and fees on the sale of mutual funds of approximately $311,000. Revenue is recognized as marketing services are rendered and when the commissions and fees are earned.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Restricted Share Awards

Employee restricted share awards under the Ashmore Group plc Executive Omnibus Incentive Plan (the "Plan") are accounted for in accordance with the FASB ASC 718, *"Compensation – Stock Compensation."* This statement defines a fair value based method of accounting for share awards. Under the fair value method, compensation cost is measured at the grant date of the shares based on the value of the award and is recognized over the service period, which is the vesting period. (See Note 7).

Note 2: Summary of Significant Accounting Policies (continued)

Income Taxes

The Company follows the provisions of FASB ASC 740, *"Accounting for Income Taxes"*. The provisions of FASB ASC 740, *"Accounting for Income Taxes"*, require the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Deferred tax assets are also provided for carryforward losses. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As at the year-ended 30 June 2018, no such valuation allowance was recorded.

The ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the taxing authority. Management has analyzed the Company's tax position taken on its federal income tax returns and concluded the Company did not require a provision for any uncertain tax positions.

Post 01 December 2017, the Company has become part of a tax grouping for both Federal and State Income Tax purposes, managed by the Parent. Hence, though the Company will not be required to file tax returns in its own right, its profits will be consolidated with those of the other entities in the grouping and taxes paid on its behalf by the Parent. For the purposes of these financial statements, per ASC 740, taxes have been calculated on a standalone basis, adopting the separate company approach and assuming no relief for tax assets in the wider group. Hence, the current and deferred income tax provisions have been calculated on a standalone basis and all relevant balance sheet tax-related assets and liabilities are presented as intercompany balances between the Company and the Parent, which will physically settle taxes on its behalf post 01 December 2017.

Fair Value of Financial Assets

The Company's financial instruments are cash, receivable from affiliate, accrued compensation, due to affiliates, income taxes payable and accrued expenses. The recorded values of cash, receivable from affiliate, accrued compensation, due to affiliates, income taxes payable and accrued expenses approximate their fair values based on their short-term nature.

Note 3: Property and Equipment

Property and equipment at June 30, 2018, consists of the following:

Computer equipment	$ 87,789
Furniture and fixtures	218,990
Leasehold improvements	5,000
	311,779
Less accumulated depreciation and amortization	(105,700)
Property and equipment, net	$ 206,079

Depreciation and amortization expense related to property and equipment for the year ended June 30, 2018 was $81,255.

Note 4: Stockholder's Equity

The Company is authorized to issue 10,000 shares of common stock at a par value of $0.01. As of June 30, 2018 the Company has issued 6,022 shares of common stock, all of which is held by the Parent.

Note 5: Related Party Transactions

Effective March 1, 2015, the Company entered into a marketing agreement with Ashmore Group Plc ("AGL") to which the Company agreed to provide marketing and investor support services to Ashmore Investment Management Limited ("AIML") and Ashmore Investment Advisors Limited ("AIAL") in respect of the various funds and accounts for whom AIML, AIAL or their affiliates act as the investment manager or the investment advisor. The marketing agreement was amended on July 13, 2017, effective July 1, 2016. Under this agreement, the Company will invoice AGL for marketing services provided in an amount as agreed between the Company and AGL. For the year ended June 30, 2018, the Company has earned the net amount of $21,425,125 under this agreement, which is included in revenue in the accompanying statement of operations. This one agreement accounted for 99% of the total revenue for the year ended June 30, 2018. As of June 30, 2018 the balance due from AGL was $10,149,589.

Effective November 22, 2016 the Company took out a new leased premises. The original office was sub-let and the lease remained as before, leased by an affiliate on behalf of the Company. The sub-let continued until the termination of the lease on 31 October, 2017. The new office space is shared with an affiliate and is also leased by an affiliate on behalf of the company. The Company's lease with the affiliate is on a month-to-month basis and the expense is split based on the agreed transfer pricing policy. For the year ended June 30, 2018, the Company recognized $412,738 of rent and related expenses. The expense is split $366,607 attributable to the new office and $46,132 attributable to the original office space.

Note 5: Related Party Transactions (continued)

Effective July 1, 2013, the Company entered into a service agreement with Ashmore Equities Investment Management Corporation ("AEIM"), an affiliate under common ownership. The service agreement allows both entities to provide finance, legal, compliance, HR and other support services to each other and will be remunerated for such services. For the year ended June 30, 2018, AEIM provided services to the Company totalling $135,706 and the Company had a payable balance to AEIM of $68,767 as of June 30, 2018. For the year ended June 30, 2018, the Company provided services to AEIM totalling $29,161 and the Company had a receivable balance from AEIM of $nil.

Effective July 1 2013, the Company entered into a service agreement with Ashmore Group plc ("AGL"), the ultimate parent of the Company. AGL is a public limited company incorporated under the laws of the United Kingdom. Under the service agreement, AGL provides support services to the Company such as information technology, human resources, legal and compliance. For the year ended June 30, 2018, AGL provided services to the Company totalling $139,045 and the Company had a payable balance to AGL of $nil.

The Company collects, as agent, investment management fees on behalf of AIML for investment management services provided by AIML and pays these over to AIML on a periodic basis. During the year, the Company received $2,513,098 on behalf of AIML and as at the year ended June 30, 2018 the Company had a payable balance of $665,696.

As a result of the tax grouping effective from 01 December, 2017, the Parent will physically settle taxes on behalf of the Company. At the year ended 30 June, 2018 the Company had a payable balance to the Parent of $446,909 in relation to taxation.

Note 6: Employee Benefits

In March 2013, the Company established a defined contribution 401(k) plan (the "Plan") for the benefit of all employees who are not deemed excluded employees and meet the eligibility requirements as defined in the 401(k) plan. Subject to certain annual dollar limitations, eligible employees may elect to make contributions to the Plan up to the maximum allowed by the Internal Revenue Service. The Company may make a discretionary profit sharing contribution to the Plan of 6% of an employee's annual compensation subject to certain annual dollar limitations. For the year ended June 30, 2018, the Company's profit sharing contributions were $284,552.

Employees of the Company are entitled to paid vacation and sick days. At June 30, 2018, the Company accrued $45,373 in compensated absences, which are included in accrued compensation on the accompanying statement of financial condition.

Note 7: Restricted Share Awards

The 2006 Executive Omnibus Incentive Plan provides for the grant of share awards, market value options, premium cost options, discounted options, linked options, phantom and/or nil cost options to employees. The plan will also allow bonuses to be deferred in the form of share awards with or without matching shares. These elements can be used singly or in combination. Awards granted under the plan typically vest after five years from the date of grant.

The fair value of each award is calculated based on the average closing price of the Parent's stock for the five business days immediately prior to grant. Where the grant of restricted and matching share awards is linked to the annual bonus process, the fair value of the awards is spread over a period including the current financial year and the subsequent five years to their release date when the grantee becomes fully vested in the underlying shares. The fair value of the remaining awards is spread over the period from date of grant to the release date.

The following table summarizes the activity of the Company's restricted share awards as of June 30, 2018:

	Number of Shares Subject to Awards	Weighted Average Share Price	Weighted Average Remaining Contractual Term (years)
Outstanding – as of July 1, 2017	2,373,390	$4.69	2.83
Granted	876,183	$4.35	-
Vested	(434,140)	$3.29	-
Forfeited	(40,014)	$3.06	-
Outstanding – as of June 30, 2018	2,775,419	$4.48	2.30

Compensation cost for restricted share awards charged to operations was $3,024,577 and is included in employee and related expenses in the accompanying statement of operations.

Note 7: Restricted Share Awards (continued)

As of June 30, 2018, there was $7,496,184 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plan. The cost is expected to be recognized as follows:

Year Ending June 30,	Amount
2019	2,261,073
2020	2,009,359
2021	1,508,882
2022	1,132,182
2023	584,688
Total	$7,496,184

Note 8: Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The federal and state income tax provision expense is summarized as follows:

Current:	Federal	$1,077,832
	State	1,337,835
		2,415,667
Deferred:	Federal	961,385
	State	(345,727)
		615,658
	Total income tax provision expense	$ 3,031,325

Tax Rate Reconciliation

Profit before tax	$8,091,117
Federal tax at statutory rate	1,699,135
State tax at statutory rate	1,035,159
Permanent differences	36,682
Prior period adjustment	(161,535)
Vesting of share based payments	(343,285)
Tax reform rate impact	853,174
Other	(88,005)
Total Tax	$ 3,031,325

On 22 December, 2017, the Tax Cuts and Jobs Act was signed into Law, which enacted a reduction in the federal corporate income tax rate from 35% to 21% with effect from 01 January, 2018. This rate change has been taken into account in computing the Company's current tax expense for the period, as well as a revaluation of all deferred tax balances carried over as at 30 June, 2018 and the financial impact is noted in the reconciliation above.

Note 8: Income Taxes (continued)

The components of the Company's deferred tax assets (liabilities) as of June 30, 2018 are as follows:

Deferred tax assets (liabilities):	Assets	Liabilities	Total
Accrued compensation	$1,189,239	$ (-)	$1,189,239
Vacation accrual	14,844	(-)	14,844
Deferred compensation on stock grants	2,779,212	(-)	2,779,212
Goodwill	-	(1,156,696)	(1,156,696)
Organization costs	14,566	(-)	14,566
Depreciation and amortization	14,914	(15,900)	(986)
State tax deductions	-	(100,268)	(100,268)
Total non-current deferred tax assets liabilities)	$4,012,775	$ (1,272,864)	$2,739,911

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. The Company had no unrecognized tax benefits and related interest and penalties expenses.

Currently, the Company is not under examination by major tax jurisdictions. The Company is no longer subject to examination by tax authorities for the years prior to June 30, 2014.

Note 9: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2018, the Company had net capital of approximately $1,077,772, which was $1,055,950 in excess of its required net capital of $21,822. The Company's net capital ratio was 0.30 to 1.

Note 10: Litigation

There are no ongoing litigation cases as at June 30, 2018.

Note 11: Subsequent Events

Management has evaluated subsequent events through August 24, 2018, the date the financial statements were available to be issued. There are no material subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2018

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2018

Total stockholder's equity	$ 14,980,185
Additions	
Allowable credits – discretionary bonus accrual	3,388,000
Deductions	
Non allowable assets	
Investment in and receivables from affiliates, subsidiaries and associated partnerships	8,968,217
Property, furniture and equipment	206,079
Receivables	876,206
Other assets	7,239,911
Total non-allowable assets	17,290,413
Net capital	$ 1,077,772
Aggregate indebtedness	
Accrued expenses	327,333
Total aggregate indebtedness	$ 327,333
Computation of basic net capital requirement	
Computed minimum net capital required (6.6667% of aggregate indebtedness)	$ 21,822
Minimum dollar net capital requirement	$ 5,000
Excess net capital ($1,077,772 - $21,822)	$ 1,055,950
Percentage of aggregate indebtedness to net capital	30.37%

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2018

Reconciliation with Company's computation included in part II of Form X-17A-5 as of June 30, 2018

Net capital, as reported in Company's part II FOCUS report	$	302,838
Adjustments:		
Adjustment in revenue		(8,036,697)
Adjustment in provision for corporation tax		848,062
Adjustment in provision for bonus payments		3,388,000
Adjustment in other assets		1,833,962
Adjustment in retained earnings due to share based payments		2,741,607
Net capital per the preceding calculation	$	1,077,772

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE II: COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE & PAB RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2018

None, as the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2018

None, as the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.

Ashmore Investment Management (US) Corporation

475 Fifth Avenue 15th Floor

New York, NY 10017

August 20, 2018

To Whom It May Concern,

Ashmore Investment Management (US) Corporation (the "Company") claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). The Company met this exemption provision through the fiscal year ended June 30, 2018 without exception.

Very truly yours,

Jonathan Kim

Financial and Operations Principal

Ashmore Investment Management (US) Corporation

KPMG

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ashmore Investment Management (US) Corporation:

We have reviewed management's statements, included in the accompanying Ashmore Investment Management (US) Corporation's *Exemption Report pursuant to paragraph (k)(2)(i) of 15c3*-3 (the Exemption Report), in which (1) Ashmore Investment Management (US) Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended June 30, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k): (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

KPMG LLP

London
August 28, 2018